# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PATRIOT NATIONAL BANCORP INC, CIK 0001098146
CUSIP: 70336F203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 900 BEDFORD ST, STAMFORD, Connecticut (CT), 06901
Date of event which requires filing of this statement: 09/26/2024
Filed by CIK 0002039317
Persons authorized to receive notices and communications: Don Blackhurst, 2267 Pacini Court, HENDERSON, Nevada (NV), 89052, 7024939946

## Reporting persons
- Blackhurst Don (CIK 0002039317): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 257,099; shared voting power 0; sole dispositive power 257,099; shared dispositive power 0; aggregate amount beneficially owned 257,099 (6.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: PATRIOT NATIONAL BANCORP INC
Address of issuer's principal executive offices: 900 BEDFORD ST, STAMFORD, Connecticut (CT), 06901

## Item 2. Identity and Background
Name of person filing: The Blackhurst Family Trust
Residence or business address:
2267 Pacini Ct
Henderson, NV 89052
Present principal occupation or employment: Don Blackhurst, Trustee has had his principal occupation in the Financial Services industry.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal Funds

## Item 4. Purpose of Transaction
Purpose of transaction: This position was acquired with the intent to hold the shares for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 257,099 shares, 6.5% of common stock
Number of shares as to which each person has sole or shared power to vote or dispose: 257,099 owned by the Blackhurst Family Trust, which is managed by Don or Jennifer Blackhurst
Transactions in the class effected during the past sixty days: Shares were purchased through a brokerage account owned by the Blackhurst Family Trust and executed by Don Blackhurst, Trustee. Shares purchased on Sep 26, 2024 were sufficient to go over 5% of common stock. The average purchase price for all shares owned was approximately $1.90 per share.
Other persons with the right to receive dividends or sale proceeds: Shares are owned by the Blackhurst Family Trust with Don Blackhurst and Jennifer Blackhurst as Trustees. Either Trustee can make decisions for the trust.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Blackhurst Don: Don Blackhurst, Trustee (09/30/2024)